

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 27, 2017

VIA E-MAIL
Mr. Nicholas Radesca
Chief Financial Officer
Global Net Lease, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022

      Re: **Global Net Lease, Inc.**
               Form 8-K dated August 8, 2016
               Filed August 8, 2016
               File No. 001-37390

Dear Mr. Radesca:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Daniel L. Gordon

                           Daniel L. Gordon
                           Senior Assistant Chief Accountant
                           Office of Real Estate and
                           Commodities